SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number 0-25270

BALLARD POWER SYSTEMS INC.
(Translation of registrant’s name into English)

4343 North Fraser Way,
Burnaby, BC
V5J 5J9
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F......... Form 40-F.....☒....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..☒...

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 5, 2003	(Registrant) /s/ Noordin S. K. Nanji

Noordin S. K. Nanji Vice President, Corporate Strategy & Development and Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit
99.1	Ballard Power Systems Inc. Press Release Announcing Ballard Powered Fuel Cell Bus Begins Field Trials in Europe.